

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

Via E-mail
James Cassidy
President
Storm Run Acquisition Corporation
215 Apolena Avenue
Newport Beach, California 92662

      Re: Storm Run Acquisition Corporation
              Registration Statement on Form 10
              Filed September 30, 2013
              File No. 000-55056

Dear Mr. Cassidy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kristina Aberg

              Kristina Aberg
              Attorney-Advisor

cc: Lee Cassidy, Esq. (Via E-mail)